September 26, 2018

David Chang, M.D., Ph.D.
President and Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, CA 94080

       Re: Allogene Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed September 14, 2018
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 17, 2018
           File No. 333-227333

Dear Mr. Chang, M.D., Ph.D.:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2018 letter.

Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your response to our prior comment 1. Please substantiate that the autologous therapies described in the last paragraph on page 1 were based on "unprecedented efficacy data."
 David Chang, M.D., Ph.D.
Allogene Therapeutics, Inc.
September 26, 2018
Page 2
Summary Financial Data, page 9

2. Given that it appears that the charge associated with the 15% discount inherent in the settlement of the 2018 Notes is not dependent upon your ultimate offering price, please tell us why there is no change in the accumulated deficit amount in the pro forma column or why that amount cannot be determined now.
Notes to the Financial Statements
Note 12. Subsequent Events
Convertible Notes, page F-24

3. Please revise to disclose how you will account for the beneficial conversion features of the convertible notes.
       You may contact Mark Brunhofer at (202) 551-3638 or Paul Cline at (202) 551-3851 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Chang, M.D., Ph.D.
                                                            Division of
Corporation Finance
Comapany NameAllogene Therapeutics, Inc.
                                                            Office of
Healthcare & Insurance
September 26, 2018 Page 2
cc:       Charles J. Bair, Esq.
FirstName LastName